

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 8, 2017

<u>Via E-mail</u>
Mr. Stephen M. Nolan
Chief Financial Officer
Vista Outdoor, Inc.
262 North University Drive
Farmington, UT  84025

     **RE:**    **Vista Outdoor, Inc.**
              **Form 10-K for the Year Ended March 31, 2016**
              **Filed May 27, 2016**
              **Response Dated April 14, 2017**
              **File No. 1-36597**

Dear Mr. Nolan:

We have reviewed your April 14, 2017 response to our comment letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2017 letter.

Form 10-K for the Year Ended March 31, 2016

Financial Statements

16.  Operating Segment Information, page 78

1.     We note your response to our prior comment one.  Please address the following:

- Explain to us why the CODM receives detailed sales and profitability information at the ammunition and firearms reporting unit levels.

- Noting that Segments Presidents can make changes within their reporting unit structure with no further input from the CEO, tell us whether or not the CODM ever gives specific direction at the Ammunition or Firearms level.

- We note that reporting unit managers present their operational performance to the segment presidents. Please tell us whether or not these reporting unit managers also meet regularly with the CODM to review and discuss their operating results.

- Given that your CODM reviews financial information including sales and gross profit at levels lower than your current operating segments, please tell us how you determined that your operating segments are not at these lower levels. For example, your CODM receives discreet information including but not limited to optics, golf, shooting accessories, tactical and eyewear in your Outdoor Products segment as well as ammunition and firearms in your Shooting Sports segment. Refer to ASC 280-10-50-1 through 50-9.

2.    Please tell us why you have not disclosed revenues from external customers for each product or each group of similar products in accordance with ASC 280-10-50-40.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction